Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions of US$)

	For the year ended December 31,					For the year ended June 30,
	2004	2005	2006	2007	2008	2008	2009
Income before income taxes, equity results and minority results	493.7	500.0	444.2	499.9	437.3	210.0	155.8
Fixed charges:
Interest cost—capitalized	0.4	0.7	0.9	1.6	3.0	—	0.7
Interest cost—expensed	165.2	172.9	161.6	112.6	101.8	57.1	55.3
Rentals:
Land, equipment and computers	2.7	2.2	5.4	1.8	2.4	1.2	1.0

Total fixed charges	168.3	175.8	167.9	116.0	107.2	58.3	57.0

Amortization of capitalized interest	—	—	—	0.1	0.1	—	—
Less: Interest capitalized	(0.4)	(0.7)	(0.9)	(1.6)	(3.0)	—	(0.7)
Adjusted income before income taxes, equity results and minority results	661.6	675.1	611.2	614.4	541.6	268.3	212.1
Ratio of earnings to fixed charges	3.93	3.84	3.64	5.30	5.05	4.60	3.72